NEWS

FOR IMMEDIATE RELEASE

STOCK SYMBOL:   TSX: RUS, RUS.PR.C

RUSSEL METALS DECLARES DIVIDEND FOR COMMON SHARES

TORONTO, CANADA --April 24, 2003 --Russel Metals Inc. announced today that it has declared a dividend in the amount of Cdn 7 cents per share on its Common Shares, payable on June 15, 2003 to shareholders of record at the close of business on May 8, 2003.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Fedmet Tubulars, McCabe Steel, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

For further information, contact:
Elaine G. Hillis,
Assistant Secretary
Russel Metals Inc.
(905) 819-7419
Web site : www.russelmetals.com
e-mail: info@russelmetals.com